Exhibit 11.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our independent auditors’ report dated April 10, 2019, with respect to the audited consolidated balance sheets of Blockstack PBC and Subsidiaries as of December 31, 2018 and 2017 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.  Our report includes explanatory paragraphs as to the Company’s ability to continue as a going concern, uncertainties related to cryptocurrency assets, and the restatement of December 31, 2017 consolidated financial statements.

We also consent to the reference to us under the caption “Experts” in the Offering Circular.

/s/ WithumSmith+Brown, PC

New York, New York

April 10, 2019